Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA

Richard A. Meier	Phone: 610-948-1755
Executive Vice President and	Fax: 610-948-1703
Chief Financial Officer
www.teleflex.com
December 17, 2010
VIA FACSIMILE AND OVERNIGHT MAIL
Russell Mancuso, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teleflex Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-5353
Dear Mr. Mancuso:
This letter responds to your request set forth in a discussion between Celia Soehner of the staff of the Securities and Exchange Commission and our counsel, Roxane Reardon of Simpson Thacher & Bartlett LLP, regarding our October 27, 2010 letter responding to your October 13, 2010 letter with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2009.
As requested by the staff, Teleflex Incorporated (the “company”) acknowledges the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Russell Mancuso, Branch Chief
December 17, 2010

If you have any questions or additional comments, please call the undersigned at (610) 948-1755.
Sincerely,
/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and
Chief Financial Officer